Eloqua, Inc.
1921 Gallows Road, Suite 250
Vienna, VA 22182
VIA EDGAR AND FACSIMILE
July 30, 2012
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng

Re:	Eloqua, Inc. Form S-1 Registration Statement File No. 333-176484
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Eloqua, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 1, 2012, at 4:00 p.m., Eastern time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
     Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Christopher J. Austin at (617) 570-1568. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Christopher J. Austin, by facsimile to (617) 523-1231.
In connection with the foregoing, the Company hereby acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this request, please contact Christopher J. Austin of Goodwin Procter LLP at (617) 570-1568.

Sincerely, ELOQUA, INC.
/s/ Joseph P. Payne
Joseph P. Payne
President and Chief Executive Officer

cc:	Don E. Clarke, Eloqua, Inc. Christopher J. Austin, Goodwin Procter LLP David V. Cappillo, Goodwin Procter LLP